SuperCom Announces Accretive Acquisition of Leaders in Community Alternatives (LCA)

Established electronic monitoring and community-based services company with strong recurring revenues from U.S. government customers to bolster SuperCom’s market share in Public Safety sector

New York, N.Y. & Oakland, C.A., December 22, 2015 – SuperCom (NASDAQ: SPCB), a global provider of secure solutions for the e-Government, Public Safety, HealthCare, and Finance sectors announced today that it has entered into a definitive agreement to acquire Leaders in Community Alternatives, Inc. (LCA), a California-based criminal justice organization providing electronic monitoring and community-based services under contracts with various government agencies. LCA’s wide-ranging programs provide accountability and protect public safety, all while offering a path for offenders to break the cycle of recidivism.

“I am very excited about this highly strategic acquisition that will be accretive upon closing and provide us with a strong, referenceable base of long-term government customers in the United States that we believe we can leverage to expand our electronic monitoring business globally,” commented Ordan Trabelsi, SuperCom’s President of the Americas. “In addition, the acquisition unites LCA’s ability to provide proven, industry-leading solutions and evidence-based practices to government agencies with SuperCom’s advanced electronic monitoring technology and world-class engineering capabilities.” He continued, “LCA shares SuperCom’s core values of utilizing technology and innovation to make this world a safer place, and we’re confident we can leverage their capabilities and deep industry experience for the benefit of populations in the U.S. and around the world.”

For 2015, LCA is expected to generate more than $9 million in revenues, be profitable, and achieve double-digit revenue growth. The company’s revenue base is recurring and primarily derived from contracts with various government agencies in the U.S.

Linda Connelly, LCA’s founder and Chief Executive Officer commented, “LCA is very excited to partner with SuperCom. The synergy between our two organizations is extraordinary and will continue the high quality and innovative service offerings that LCA has provided as an industry leader for over 24 years. Our combined strengths will empower us to contribute in a far more impactful way to the important positive changes underway in the criminal justice system.” Linda Connelly will continue as CEO of LCA after the acquisition.

In consideration for the acquisition, SuperCom will pay approximately $3 million in cash at closing and contingent earn-out payments based on certain revenue targets over the next three years. SuperCom expects to close the acquisition in January 2016, subject to customary closing conditions.

About SuperCom

Since 1988, SuperCom has been a leading global provider of traditional and digital identity solutions, providing advanced safety, identification and security solutions to governments and organizations, both private and public, throughout the world. Through its proprietary e-Government platforms and innovative solutions for traditional and biometrics enrollment, personalization, issuance and border control services, SuperCom has inspired governments and national agencies to design and issue secured Multi-ID documents and robust digital identity solutions to its citizens and visitors. SuperCom offers advanced, secure mobile payments ranging from mobile wallet to mobile POS, using a set of components and platforms to enable secure mobile payments and financial services. SuperCom is a global provider of a unique all-in-one field-proven RFID & mobile PureSecurity advanced solutions suite, accompanied by advanced complementary services for various industries, including healthcare and homecare, security and safety, community public safety, law enforcement, electronic monitoring, livestock monitoring, and building and access automation.

SuperCom's website: www.supercom.com

About Leaders in Community Alternatives, Inc. (LCA)

LCA is one of California’s leading private criminal justice organizations, providing community-based services and electronic monitoring programs to government agencies for more than 24 years. LCA’s treatment services are evidence-based and built on best-practices designed to break the cycle of recidivism. LCA offers a holistic approach with programs addressing cognitive and behavioral issues and alcohol and substance abuse. Geared towards individuals involved in cases with criminal and family courts, LCA offers proven solutions for governmental institutions across California in addressing realignment strategies and plans. Linda Connelly is its founder, President and CEO.

LCA’s website: www.lcaservices.com

Investor Contact Investor Relations Contacts:	Company Contact:
Brett Maas / Rob Fink	Ordan Trabelsi, President, Americas
Hayden IR
(646) 536.7331 / (646) 415.8972	Tel: 1 212 675 4606
brett@haydenir.com	ordan@supercom.com

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Statements preceded or followed by or that otherwise include the words "believes", "expects", "anticipates", "intends", "projects", "estimates", "plans", and similar expressions or future or conditional verbs such as "will", "should", "would", "may" and "could" are generally forward-looking in nature and not historical facts. Forward-looking statements in this release also include statements about business and economic trends. Investors should also consider the areas of risk described under the heading "Forward Looking Statements" and those factors captioned as "Risk Factors" in the Company's periodic reports under the Securities Exchange Act of 1934, as amended, or in connection with any forward-looking statements that may be made by the Company. These statements are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements arising from the annual audit by management and the Company's independent auditors. The Company undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this press release.